                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-9C-3

                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935


    This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.


 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675


                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                            Page
                                                                            ----
ITEM 1.  ORGANIZATION CHART ...............................................  3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS ...  4

ITEM 3.  ASSOCIATE TRANSACTIONS ...........................................  4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT ..................................  5

ITEM 5.  OTHER INVESTMENTS ................................................  5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS ................................  5

EXHIBITS ..................................................................  6

SIGNATURE .................................................................  6

EXHIBIT A .................................................................  7

ITEM 1.  ORGANIZATION CHART

                                                                                         PERCENTAGE
                                             ENERGY OR                                   OF VOTING
                                            GAS-RELATED      DATE OF        STATE OF     SECURITIES
NAME OF REPORTING COMPANY                     COMPANY      ORGANIZATION   ORGANIZATION      HELD        NATURE OF BUSINESS
-------------------------                     -------      ------------   ------------      ----        ------------------
Columbia Deep Water Services Company
  (Deep Water)                               Gas-related     01/07/98       Delaware        100%      (Non-FERC jurisdictional
                                                                                                      gas pipeline development

Columbia Pipeline Corp. (CPC)                Gas-related     10/30/98       Delaware        100%      Holding company for
                                                                                                      (non-FERC jurisdictional
                                                                                                      gas pipeline companies

Natural Gas Development                      Gas-related     10/22/96     Massachusetts     100%      Interstate pipeline

Granite State Gas Transmission               Gas-related     10/24/55     New Hampshire     100%      Interstate pipeline

EnergyUSA-TPC Corporation                  Energy-related    08/10/00       Delaware        100%      Gas marketing

KGF Trading Company                        Energy-related    07/31/92        Indiana        100%      Marketing company

NiSource Pipeline Group, Inc.                Gas-related     05/24/99        Indiana        100%      Holding company

Crossroads Pipeline Company                  Gas-related     04/05/93        Indiana        100%      Interstate gas pipeline

NI Energy Services Transportation, Inc.      Gas-related     06/18/98        Indiana        100%      Interstate gas pipeline

NI-TEX Gas Services, Inc.                    Gas-related     03/30/87       Delaware        100%      Gas storage

NI-TEX, Inc.                                 Gas-related     08/26/88        Indiana        100%      Intrastate gas pipeline

NiSource Energy Technologies, Inc.         Energy-related    10/27/00        Indiana        100%      Development of fuel
                                                                                                      cell technology

EnergyUSA Appalachian Corporation          Energy-related    02/19/01        Indiana        100%      Gas Marketing

NESI Power Marketing, Inc.                 Energy-related    07/18/96        Indiana        100%      Gas Marketing

SunPower Corporation                       Energy-related       N/A            N/A         14.66%     Development of energy
                                                                                                      technologies

NewPower Holdings                          Energy-related    06/29/00       Delaware       0.95%      Gas Marketing

Acumentrics Corporation                    Energy-related       N/A            N/A         3.50%      Developer of Solid Oxide
                                                                                                      Fuel Cells

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

  Company       Type of        Principal                                      Person to       Collateral     Consideration
  Issuing      Security        Amount of       Issue or         Cost of      Whom Security    Given with     Received for
  Security      Issued         Security         Renewal         Capital       was Issued       Security      Each Security
  --------      ------         --------         -------         -------       ----------       --------      -------------
None

CAPITAL CONTRIBUTIONS:

     Company            Company
  Contributing         Receiving                 Amount of
     Capital            Capital            Capital Contribution
     -------            -------            --------------------
None

ITEM 3.  ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                  Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
  --------       --------        --------       -------      -------     -------     ------
None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

Associate Company         Reporting Company         Types of Services   Direct Costs  Indirect Costs  Cost of     Total Amount
Rendering Services        Receiving Services            Rendered          Charged        Charges      Capital        Billed
------------------        ------------------            --------          -------        -------      -------        ------
Columbia Gulf                                         Operation &
Transmission                 Deep Water               Maintenance                        $11,418        None         $11,418

NiSource Corporate
Services Company          Columbia Pipeline         Administrative        $35,979                       None         $35,979

NiSource Corporate
Services Company          NiSource Pipeline         Administrative        $165,269                      None        $165,269

NiSource Corporate
Services Company        NiSource Energy Tech.       Administrative        $204,160                      None        $204,160

NiSource Corporate
Services Company          Granite State Gas         Administrative        $165,269                      None        $165,269

NiSource Corporate
Services Company         Crossroads Pipeline        Administrative        $74,826                       None         $74,826

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
----------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of June 30, 2002                               9,941,340         Line 1
    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                  1,491,201         Line 2
    Greater of $50 million or line 2                                                    1,491,201         Line 3
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                                 6,000
                                                                                        ---------
    Total current aggregate investment                                                      6,000         Line 4
                                                                                        ---------         ------
    Difference between the greater of $50 million or 15% of capital-
    ization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                                         1,485,201         Line 5
                                                                                        ---------         ------
INVESTMENTS IN GAS-RELATED COMPANIES                                                      130,493
                                                                                        ---------

ITEM 5.  OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
   ----------------            ------------------           ------------------          -------------------
         None                    $ 2,238,881,002              $ 2,230,654,914                    *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    SIGNATURE

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 NiSource Inc
                                            ----------------------
                                                 (Registrant)




Date: August 28, 2002                  By:    /s/ J. W. Grossman
                                            ----------------------
                                              Jeffrey W. Grossman
                                         Vice President and Controller
                                         (Principal Accounting Officer
                                         and Duly Authorized Officer)

                                    EXHIBIT A

CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

   Commonwealth of Kentucky Public Service Commission
   730 Schenkel Lane
   Frankfort, KY 40602

   Public Service Commission of Maryland
   6 St. Paul Centre
   Baltimore, MD 21202

   Public Utilities Commission of Ohio
   180 East Broad Street
   Columbus, OH 43215

   Pennsylvania Public Utility Commission
   901 North 7th Street Rear
   Harrisburg, PA 17105-3265

   Virginia State Corporation Commission
   1300 East Main Street
   Richmond, VA 23219

   Indiana Utility Regulatory Commission
   302 West Washington Street, Room E 306
   Indianapolis, IN  46204

   Maine Public Utilities Commission
   242 State Street
   Augusta, ME  04333

   Massachusetts Department of Telecommunications & Energy
   One South Station
   Boston, MA  02110

   New Hampshire Public Utilities Commission
   8 Old Suncook Road
   Concord, NH  03301


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